UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1- Company Press Release

Angiotech Pharmaceuticals, Inc. today announced along with its corporate partner Boston Scientific Corporation (“BSC”) that they welcomed an article in the Journal of the American Medical Association (JAMA) on the TAXUS V ISR (in-stent restenosis) clinical trial that found the TAXUS® Express2™ paclitaxel-eluting stent system achieved superior outcomes in the treatment of in-stent restenosis compared to those patients treated with radiation-based brachytherapy.  The results of the study were published in today’s edition of JAMA.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 15, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, March 15, 2006

JAMA ARTICLE SAYS TAXUS® STENTS SUPERIOR TO BRACHYTHERAPY IN THE TREATMENT OF IN-STENT RESTENOSIS

Vancouver, BC- March 15, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced along with its corporate partner Boston Scientific Corporation (“BSC”) that they welcomed an article in the Journal of the American Medical Association (JAMA) on the TAXUS V ISR (in-stent restenosis) clinical trial that found the TAXUS® Express2™ paclitaxel-eluting stent system achieved superior outcomes in the treatment of in-stent restenosis compared to those patients treated with radiation-based brachytherapy.  The results of the study were published in today’s edition of JAMA.

The study (TAXUS V ISR) showed that compared with brachytherapy, implantation of paclitaxel-eluting stents reduced the nine-month rate of target vessel revascularization (the need for a repeat procedure in the stented area) from 17.5 percent to 10.5 percent and target lesion revascularization rate from 13.9 percent to 6.3 percent.  The study also demonstrated an 11.5 percent rate of Major Adverse Cardiac Events (MACE) for the TAXUS stent group, as compared to a 20.1 percent rate for the control group.

“The results from this trial in concert with other studies, indicate that drug-eluting stents should now be considered the treatment of choice for most patients with ISR of previously implanted bare-metal stents.  Paclitaxel-eluting stents significantly reduce clinical and angiographic restenosis and improve event-free survival compared with beta-source intracoronary radiation.  For patients with bare-metal stents who develop in-stent restenosis, the availability of drug-eluting stents represents a safe therapy resulting in a high rate of nine-month event-free survival, a reassuring option for an otherwise difficult-to-treat cohort of patients.  Further studies are required to demonstrate the long-term safety and durability of this approach,” the authors conclude.

The study included 396 patients at 37 sites in the United States and was designed to assess the TAXUS stent slow-release formulation paclitaxel-eluting coronary stent system in reducing in-stent restenosis (the regrowth of diseased tissue into a previously stented artery) versus intracoronary brachytherapy (radiation delivered directly to the lesion).  An additional 25 patients were enrolled in a registry arm.  It had a primary endpoint of nine-month target vessel revascularization.The diabetic sub-population analysis demonstrated positive results, showing an overall TAXUS-related major cardiac event rate of 3.3 percent and a re-intervention rate of 1.9 percent.  Diabetic patients are generally considered more likely than non-diabetic patients to require repeat procedures due to a higher incidence of restenosis following angioplasty and stenting.

CAUTION – The TAXUS® Express2™ paclitaxel-eluting stent system is considered investigational in the United States for use in treating in-stent restenosis and for this indication is limited by Federal Law to investigational use only.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com